UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
One Technologies, Inc.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    May 26, 2016

Physical address of issuer
18 10th St. #2229, San Francisco, CA 94103

Website of issuer
tryoneapp.com

Current number of employees
2

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$69,489.00	$0.00

Cash & Cash Equivalents	$69,489.00	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	-$10,907.00	$0.00

FORM C-AR

One Technologies, Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR") is being furnished by One Technologies, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at tryoneapp.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is May 1, 2017.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.
Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

One Technologies, Inc. (the "Company") is a Delaware Corporation, formed on May 26, 2016.

The Company is located at 18 10th St. #2229, San Francisco, CA 94103

The Company's website is tryoneapp.com.

The information available on or through our website is not a part of this Form C-AR.

The Business
A true Social + Local + Mobile platform. We provide a marketplace platform connecting consumers with everything on-demand. Positioned as a "super aggregator" in the space. We believe we are the KAYAK for KAYAKs; providing efficiency across on-demand aggregators. We proved a level playing field decreasing lead times for both supply and demand side of transactions. One app. One platform. One marketplace to solve all of life's daily demands from Social to Local to Mobile experiences. Search ONE and done.

The Business Plan
ONE leads the charge by provide transparency to the markets in one single platform increasing revenue for brands and better experiences for consumers. ONE marketplace will bring needed disruption and drive the future of on-demand ecommerce.

RISK FACTORS

No market for our app currently exists.
Although we have identified what we believe to be a need in the market for our app, there can be no assurance that demand or a market will develop or that we will be able to create a viable business. Our future financial performance will depend, at least in part, upon the introduction and market acceptance of our app. Potential customers may be unwilling to accept, utilize or recommend any of our app. If we are unable to commercialize and market our app when planned, we may not achieve any market acceptance or generate revenue.

To date, we have not generated revenue, do not foresee generating any revenue in the near future and therefore rely on external financing.
We are a startup Company and our business model currently focuses on developing our app rather than generating revenue. While we intend to generate revenue in the future, we cannot assure you when or if we will be able to do so.

We rely on external financing to fund our operations. We anticipate, based on our current proposed plans and assumptions relating to our operations (including the timetable of, and costs associated with, new product development) that, if the Minimum Amount is raised in this Offering, it will be sufficient to satisfy our contemplated cash requirements through approximately 7/01/2017, assuming that we do not accelerate the development of other opportunities available to us, engage in an extraordinary transaction or otherwise face unexpected events, costs or contingencies, any of which could affect our cash requirements.

We expect capital outlays and operating expenditures to increase over the next several years as we expand our infrastructure, commercial operations, development activities and establish offices.

Our future funding requirements will depend on many factors, including but not limited to the following:

* The cost of expanding our operations;
* The financial terms and timing of any collaborations, licensing or other arrangements into which we may enter;
* The rate of progress and cost of development activities;
* The need to respond to technological changes and increased competition;
* The costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;
* The cost and delays in product development that may result from changes in regulatory requirements applicable to our products;
* Sales and marketing efforts to bring these new product candidates to market;
* Unforeseen difficulties in establishing and maintaining an effective sales and distribution network; and
* Lack of demand for and market acceptance of our products and technologies.

We may have difficulty obtaining additional funding and we cannot assure you that additional capital will be available to us when needed, if at all, or if available, will be obtained on terms acceptable to us. If we raise additional funds by issuing additional debt securities, such debt instruments may provide for rights, preferences or privileges senior to the Securities. In addition, the terms of the debt securities issued could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our technologies or product candidates, or grant licenses on terms that are not favorable to us. If adequate funds are not available, we may have to delay, scale back, or eliminate some of our operations or our research development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on its financial condition.

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
We were incorporated under the laws of Delaware on May 26, 2016. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

We may face potential difficulties in obtaining capital.
We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of a marketable product and revenues, as well as the inherent business risks associated with our company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay our product launch or

reduce the scope of it functionality, either of which may materially harm our business, financial condition and results of operations.

Our management team has limited experience operating a company.
Members of our management team may make decisions detrimental to our business and/or be unable to successfully manage our operations. The ineffective management of our business will have a negative effect on our results of operations.

The development and commercialization of our app and platform is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.
We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

The secure processing, maintenance and transmission of this information is critical to our operations and business strategy, and we devote significant resources to protecting our information by including but limited to encryption, cloud security measures and services such as Amazon Web Services secure data centers. The expenses associated with protecting our information/ these steps could reduce our operating margins.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.
Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service and service disruption. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the

subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Chintalapati Ray and William Bonhorst who are CTO may 2016 to present and CEO, President, Treasurer, Secretary May 2016 to present of the Company. The Company has or intends to enter into employment agreements with Chintalapati Ray and William Bonhorst although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Chintalapati Ray and William Bonhorst or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Chintalapati Ray and William Bonhorst in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, in any of Chintalapati Ray and William Bonhorst die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

The Company has indicated that it has engaged in certain transactions with related persons.
Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

The Company could be negatively impacted if found to have infringed on intellectual property rights.
Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.

To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

Cyclical and seasonal fluctuations in the economy, in internet usage and in traditional retail shopping may have an effect on our business.

Both cyclical and seasonal fluctuations in internet usage and traditional retail seasonality may affect our business. Internet usage generally slows during the summer months, and queries typically increase significantly in the fourth quarter of each year. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.

To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business
We provide a marketplace platform connecting consumers with everything on-demand. Positioned as a "super aggregator" in the space. We believe we are the KAYAK for KAYAKs; providing efficiency across on-demand aggregators. We proved a level playing field decreasing lead times for both supply and demand side of transactions. One app. One platform. One marketplace to solve all of life's daily demands. Search ONE and done.

Business Plan
As marketplaces become more vertically oriented, ONE provides much needed efficiency. As more and more competing marketplaces become available consumers and merchants (supply and demand) become more and more fragmented with choices. Industries that have been disorganized historically will move toward more streamlined systems. ONE leads the charge by provide transparency to the markets in one single platform increasing revenue for brands and better experiences for consumers. ONE marketplace will bring needed disruption and drive the future of on-demand ecommerce.

History of the Business
The Company was founded by William Bonhorst and Ch Ray in 2016.

The Company's Products and/or Services

Product / Service	Description	Current Market
Social, Local, Mobile Platform One App	Aggregator of on-demand mobile platforms	All on-demand consumers

We are improving our interface by building a next-generation mobile experience, fostering frictionless and rich connections while pushing the boundaries of what it means to be a social + local + mobile platform. We will attract new users by offering content on-demand, promotions and incentives to sign up including but limited to virtual credits and local in store discounts.

Competition
The Company's primary competitors are service aggregators like Amazon, Google, Ebay and Facebook.

We understand as an on-demand everything society we can't put the genie back into the bottle. Nobody went back to buying things in phone books in '99 :-) Having built on-demand startup companies from a napkin, we hustle, we hack, we build. And most importantly, we get shit done! We understand that on-demand companies are still getting funded daily (the next Uber for x) to solve our daily demands. We understand that most on-demand companies in todays market are finally putting profit first instead of growth hacking. We understand that on-demand everything at our fingertips is the future driven by millennials' expectations for immediacy. We understand the amount of VC funding that bleeds to grow the labor side of any on-demand company in hopes to be the next big thing. We understand that building a marketplace is the best way to leverage existing supply and demand thus, making everything more efficient along the way. From a strategic business point of view, from day ONE our breadth has Global reach. We have an army of top 1% engineers at our disposal ex-IBM and ex-Cisco etc. having a founding member @wejink. Maximization of shareholder return without compromising quality or burning through cash is the core of who we are as we lead this company through expansion. One Technologies, Inc. a Delaware company with global reach.

Supply Chain and Customer Base
N/A

In the next 10 years, Price Waterhouse and Coopers predicts the collaborative/on-demand economy will grow from 15B in revenue to 335B revenue. On-demand everything is attracting more than 22.4 million consumers annually and $57.6 billion in spending. The largest category of on-demand spending is online marketplaces (e.g. Ebay, Etsy), with 16.3 million consumers each month spending almost $36 billion annually. Transportation (e.g. Uber, Lyft) comes in second with 7.3 million monthly consumers and $5.6 billion in annual spending, followed by food/grocery delivery (e.g. Instacart) at 5.5 million monthly consumers and $4.6 billion annual spending. Other on-demand services including home services (e.g. TaskRabbit), freelancer services (e.g. Elance), and health and beauty services (e.g. StyleSeat) account for $8.1 billion in spending each year, and all other on-demand activity comes in at $3.8 billion. The number of companies launching in this industry grows by the day. The trend has even gone global -- by 2020, the on-demand economy will make up 10 percent of China's gross domestic product, according to that nation's government estimates.

Intellectual Property and Research and Development
The Company is dependent on the following intellectual property:
N/A

Real Property

The Company owns or leases the following real property:

Property Address	Own or Lease	Description
N/A	N/A	N/A

Governmental/Regulatory Approval and Compliance

The Company does not believe it is currently subject to any particular government or regulatory authority.

Litigation
None

Other
The Company's principal address is 18 10th St. #2229, San Francisco, CA 94103

The Company does not have any additional addresses.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors and Officers
The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Chintalapati Ray

All positions and offices held with the Company and date such position(s) was held with start and ending dates
CTO may 2016 to present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Founding Partner at JHINK Oct 2015 to present
Senior Technology Advisor at The Smart Labs Dec 2015 to present
CTO & Co-Founder at ninjaas.com Aug 2014 to Sep 2015

Education
Jawaharlal Nehru Technological University
B-Tech, Computer Science and Electronics
2010-2014

Name
William Bonhorst

All positions and offices held with the Company and date such position(s) was held with start and ending dates
CEO, President, Treasurer, Secretary May 2016 to present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Co-founder Vive Restaurant Group
June 2014 to present
Head of People Operations at Caarbon Corp.

October 2014 to September 2015
Program Manager Urban Mobility at Xerox
January 2014 to January 2015

Education
California State University Los Angeles
B.S. Business Admin, Minor Economics 2006 to 2010

Control/Major Decisions
The table below sets forth who can make the following major decisions with respect to the Company on behalf of the Company:

Decision	Person/Entity
Issuance of additional securities	Board of Directors
Incurrence of indebtedness	Board of Directors
Sale of property, interests or assets of the Company	Board of Directors
Determination of the budget	Board of Directors
Determination of business strategy	Board of Directors
Dissolution of liquidation of the Company	Shareholders

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 2 employees in California and India.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding securities:

Type of security	Common Stock
Amount outstanding	4,000,000
Voting Rights	Yes
Anti-Dilution Rights	Yes
How this security may limit, dilute or qualify the SAFEs issued pursuant to Regulation CF	The Company could authorize and issue additional shares of Common Stock at a later date. The availability of such Common Stock and its potential future issuance may be dilutive and could adversely affect the value of the Securities issued pursuant to Regulation CF.

Securities issued pursuant to Regulation CF:

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	149
Voting Rights	No voting rights until time of conversion
Anti-Dilution Rights	None

The Company has the following debt outstanding:

Type of debt	Loan
Name of creditor	William Bonhorst
Amount outstanding	$25,000.00
Interest rate and payment schedule	0%
Describe any collateral or security	None
Other material terms	To be repaid out of proceeds of future financings

The total amount of outstanding debt of the company is $25,000.

The Company has conducted the following prior securities offerings in the past three years:

Security	Number	Money	Use of	Offering	Exemption

Type	Sold	Raised	Proceeds	Date	from Registration Used or Public Offering
SAFE (Simple Agreement for Future Equity)	149	$79,996.00	Test launch Beta version of our app	8/8/2016	Regulation CF

Ownership

A majority of the Company is owned by a few people. Those people are William Bonhorst and Chintalapati Ray.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
William Bonhorst	50.0%
Chintalapati Ray	50.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
$0.00	$0.00	$0.00

Operations

We are a pre-revenue company and our primary expenses consist of the following: Development costs related to engineering, design, user testing, and contract employees.
We do not anticipate generating revenue until 2018.
We believe that our prior earnings and cash flows are not indicative of future earnings and cash flows because we have been in a pre revenue phase and working to develop our app.
The Company intends to achieve profitability in the next 12 months by opening advertising channels to local businesses

The Company currently requires $10,000 a month to sustain operations.

Liquidity and Capital Resources
On 08/05/2016 and the Company conducted an offering pursuant to Regulation CF and raised $79,996.

The Company has the following sources of capital in addition to the proceeds from the Regulation CF Offering:
The company's founders use personal savings consisting of roughly $2,000 on average per month to contribute to operations including but limited to engineering development salaries, design, user research and contract positions. This capital is imperative to the operations in order to prolong the burn rate of cash reserves.

Capital Expenditures and Other Obligations
The Company has made the following material capital expenditures in the past two years:
No material capital expenditures.

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

None
Trends and Uncertainties
The Company does not currently believe it is subject to any trends or uncertainties.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer
Any securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Loans

Related Person/Entity	William Bonhorst
Relationship to the Company	CEO
Total amount of money involved	$25,000.00
Benefits or compensation received by related person	Return of principal
Benefits or compensation received by Company	Cash
Description of the transaction	Loan from William Bonhorst to Company

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders:

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

None

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/William Bonhorst
(Signature)

William Bonhorst
(Name)

Co-Founder and CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Chintalapati Ray
(Signature)

Chintalapati Ray
(Name)

CTO
(Title)

May 1, 2017
(Date)

/s/William Bonhorst
(Signature)

William Bonhorst
(Name)

CEO, President, Treasurer, Secretary

_____
(Title)

May 1, 2017 _____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A Financial Statements

EXHIBIT A
Financial Statements

ONE TECHNOLOGIES, INC.

Unaudited Financial Statements For The Year Ended December 31, 2016

April 19, 2017



Independent Accountant's Review Report

To Management
ONE Technologies, Inc.
San Francisco, CA

We have reviewed the accompanying balance sheet of ONE Technologies, Inc. as of December 31, 2016, and the related statements of income, retained earnings, and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
April 19, 2017

1341 West Mockingbird Lane, Suite 600W

Dallas, TX 75247

(P) 972-201-9008

(F) 972-201-9008

info@tyracpa.com

www.tyracpa.com

ONE TECHNOLOGIES, INC.
BALANCE SHEET
DECEMBER 31, 2016

ASSETS

CURRENT ASSETS		
Cash	$	69,489
TOTAL CURRENT ASSETS		69,489
TOTAL ASSETS	$	69,489

LIABILITIES AND SHAREHOLDERS' EQUITY

SHAREHOLDERS' EQUITY		
Common stock (10MM shares authorized, 4MM shares issued and outstanding, no par value)	$	400
SAFE Notes		79,996
Retained earnings		(10,907)
TOTAL SHAREHOLDERS' EQUITY		69,489
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	69,489

Unaudited- See accompanying notes.

ONE TECHNOLOGIES, INC.
INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2016

_____

Other Income (Expense)		
General and Administrative	$	(10,907)
Total Other Income (Expense)		(10,907)
Net Loss	$	(10,907)

ONE TECHNOLOGIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016

Cash Flows From Operating Activities		
Net Loss For The Period	$	(10,907)
Cash Flows From Financing Activities		
Sale of Notes		79,996
Sale of Stock		400
Net Cash Flows From Investing Activities		80,396
Cash at Beginning of Period		-
Net Increase (Decrease) In Cash		69,489
Cash at End of Period	$	69,489

Unaudited- See accompanying notes.

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

ONE Technologies, Inc. ("the Company") is a San Francisco based technology company focusing on consumer facing mobile applications. Building a next-generation mobile experience, fostering frictionless and rich connections while pushing the boundaries of what it means to be a social+local+mobile platform.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with maturities of three months or less when purchased.

Federal Income Taxes

The Company is subject to tax filing requirements in the US federal jurisdiction. The Company is expected to accumulate various tax attributes such as Net Operating Loss carryforwards and will fully reserve them. The Company's federal tax filing for fiscal year 2016 will be within the statutory period of review by the IRS until 2020.

State Taxes

The Company is subject to California Income Tax. The Company's filing for fiscal year 2016 will fall within the statutory period of review by the State of California until 2021.

NOTE C- FUNDRAISING ACTIVITIES

During 2016, the Company conducted a crowdfund offering for the purpose of raising operating capital. The Company offered a series of Notes commonly known as "SAFE Notes" ("the Notes") to investors in connection with the offering. The Notes are convertible to equity under certain circumstances, such as a change of ownership or control, a liquidation event, if the Company discontinue's operations, etc. The Notes are non-interest bearing and may be pre-paid at management's discretion.

NOTE D- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE E- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before April 19, 2017, the date that the financial statements were available to be issued.

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